GLOBAL GREEN MATRIX CORP.
943 Canso Drive
Gabriola, British Columbia
Canada V0R 1X2

July 23, 2012
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Global Green Matrix Corp.
Form 20-F for the Year Ended December 31, 2011
Filed May 31, 2012
File No. 0-51180

Dear Mr. Decker:

We are writing in response to your letter dated July 13, 2012.

Form 20-F for the Year Ended December 31, 2011

General

1.	Our financial statements for the three months ended March 31, 2012 as provided on our website are being filed today as an Exhibit to a Form 6-K.

General

2.	The Form 20-F has been amended to comply with Item 18 of the Form 20-F and is being filed today.

Report of Independent Registered Public Accounting Firm, page 27

3.
The audit opinion has been amended to refer to and opine on International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, our disclosure on page 32 has been revised to explicitly assert unreserved compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Re:	Global Green Matrix Corp.
Form 20-F for the Year Ended December 31, 2011
Filed May 31, 2012
File No. 0-51180

We acknowledge the following:

▪	The company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
▪	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
▪	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Global Green Matrix Corp.
By:/s/ Greg Pendura

Greg Pendura
Chief Financial Officer